SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Consumers Bancorp, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

210509105

(CUSIP Number)

Hanna Family Investment Co., LLC
James V. Hanna, Manager
14269 Lincoln Street, S.E.,
Minerva, Ohio 44657
(330) 868-6131

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 21, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of Information contained In this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	210509105

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Hanna Family Investment Co., LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions):

OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization:

Ohio

Number of	7.	Sole Voting Power:	0
Shares
Beneficially	8.	Shared Voting Power:	150,700
Owned by
Each	9.	Sole Dispositive Power:	0
Reporting
Person With	10.	Shared Dispositive Power:	150,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

150,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11):

7.0%

14.	Type of Reporting Person (See Instructions)
OO

CUSIP No.	210509105

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

James V. Hanna

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions):

OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization:

United States of America

Number of	7.	Sole Voting Power:	0
Shares
Beneficially	8.	Shared Voting Power:	150,700
Owned by
Each	9.	Sole Dispositive Power:	0
Reporting
Person With	10.	Shared Dispositive Power:	150,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

150,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11):

7.0%

14.	Type of Reporting Person (See Instructions)

IN

1. Security and Issuer.

     This statement relates to shares of common stock, with no par value (the “Shares”), of Consumers Bancorp, Inc., a corporation organized under the laws of the State of Ohio (the “Issuer”). The address of the Issuer’s principal executive office is 614 East Lincoln Way, Minerva, Ohio 44657.

2. Identity and Background.

     This statement is being filed on behalf of Hanna Family Investment Co., LLC, an Ohio limited liability company (the “Hanna Family LLC”) and James V. Hanna (“Hanna”, and together with Hanna Family LLC, the “Reporting Persons”).

     Hanna Family LLC is principally engaged in the business of acquiring, selling and investing in securities, stocks, partnership interests, CDs, mutual funds, commodities and other investments. The principal office and business address is 14269 Lincoln Street, S.E., Minerva, Ohio 44657.

     Hanna is the managing member of Hanna Family LLC. Hanna is a Carroll County Sheriff’s Deputy employed by Lake Mohawk Property Owners Association. His business address is One North Mohawk Drive, Malvern, Ohio 44644. Hanna is a citizen of the United States of America.

     During the last five years, neither of the Reporting Persons has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor (2) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3. Source and Amount of Funds or Other Consideration.

     On December 21, 2004, the John Victor Hanna Revocable Trust dated January 15, 1993, the Esther Kathleen Hanna Revocable Trust dated January 15, 1993, and James V. Hanna transferred and assigned their interests in 150,700 Shares to the Hanna Family LLC. There were no funds exchanged in the transfers.

4. Purpose of Transaction.

     The Reporting Persons have acquired the Shares for investment purposes. The Reporting Persons have no plans that relate to or would result in:

     (a) the acquisition or disposition by any person of additional securities of the Issuer;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of Issuer, including plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer’s business or corporate structure;

     (g) changes in Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) any action similar to any of those enumerated above.

5. Interest in Securities of the Issuer.

     (a) Based on the number of securities outstanding as contained in Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 15, 2004, which is Issuer’s most recent filing with the Securities and Exchange Commission containing such information, the Hanna Family LLC beneficially owns 150,700 Shares, representing 7.0% of the Shares issued and outstanding as of November 10, 2004. Hanna, in his capacity as managing member of the Hanna Family LLC, may be deemed to indirectly beneficially own 150,700 Shares, representing 7.0% of the Shares issued and outstanding as of November 10, 2004.

     (b) The Reporting Persons share the power to vote, to direct the vote, to dispose and to direct the disposition of the 150,700 Shares directly owned by Hanna Family LLC.

     (c) Except as reported in this Schedule 13D, the Reporting Persons have not effected transactions in the Shares during the past sixty days.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D.

     (e) Not applicable.

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.

7. Material to be Filed as Exhibits.

Exhibit	Description

1	Joint Filing Agreement, dated January 5, 2005

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2005	HANNA FAMILY INVESTMENT CO., LLC

	By:	/s/ James V. Hanna

Name: James V. Hanna Title: Manager

Dated: January 11, 2005

/s/ James V. Hanna

Name: James V. Hanna

EXHIBIT INDEX

Exhibit	Description

1	Joint Filing Agreement, dated January 5, 2005

Exhibit 1

Joint Filing Agreement

     This will confirm the agreement by and between the undersigned that the Statement on Schedule 13D filed on or about this date and any further amendments thereto with respect to beneficial ownership by the undersigned of the shares representing interests in Consumers Bancorp, Inc., an Ohio corporation, is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

     The undersigned further agree that each party hereto is responsible for timely filing of such Statement on Schedule 13D and any further amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, provided that no party is responsible for the completeness and accuracy of the information concerning the other party, unless such party knows or has reason to believe that such information is inaccurate. The undersigned further agrees that this Joint Filing Agreement shall be included as an Exhibit to such joint filing.

     This Joint Filing Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: January 5, 2005	HANNA FAMILY INVESTMENT CO., LLC

	By:	/s/ James V. Hanna

Name: James V. Hanna Title: Manager
Dated: January 5, 2005
/s/ James V. Hanna

Name: James V. Hanna